SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cott Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22163N 10 6

(CUSIP Number)

James Westra, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form  with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22163N 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lee Equity Fund IV, L.P. 04-3399873

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,753,707 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,753,707 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,753,707 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lee Foreign Fund IV, L.P. 04-3417188

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 372,483 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 372,483 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,483 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lee Foreign Fund IV-B, L.P. 04-3471267

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,046,868 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,046,868 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,868 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THL Equity Advisors IV, LLC 04-3399871

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,173,058 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,173,058 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,173,058 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lee Charitable Investment Limited Partnership 04-3422937

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 70,064 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 70,064 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,064 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THL Coinvestors III-B, LLC 04-3361521

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 291,183 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 291,183 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,183 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THL Coinvestors III-A, LLC 04-3361519

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 187,825 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 187,825 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,825 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PaineWebber Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0- (see Item 5(c))

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0- (see Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (see Item 5(c))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PW Partners 1997, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0- (see Item 5(c))

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0- (see Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (see Item 5(c))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PW Partners 1997, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0- (see Item 5(c))

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0- (see Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (see Item 5(c))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,722,130 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,722,130 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,722,130 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D supplements the information set forth in the Schedule 13D, as amended by Amendment No. 1, filed jointly on behalf of the following persons on February 8, 2002: (1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership,  (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership, (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership, (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company, (5) THL Coinvestors III-A, LLC, a Massachusetts limited liability company, (6) THL Coinvestors III-B, LLC, a Massachusetts limited liability company, (7) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership (8) Thomas H. Lee, a United States citizen (9) PaineWebber Capital, Inc., a Delaware corporation, (10) PW Partners 1997, L.P., a Delaware limited partnership, (11) PW Partners 1997, Inc., a Delaware corporation, (12) Granite LB Limited, a Canadian corporation, (13) Granite 95 Holdings, Inc. (formerly Stollark Investment Ltd.), a Canadian corporation, (14) 151797 Canada Inc., a Canadian corporation, and (15) 151793 Canada Inc., a Canadian corporation.

Except as specifically amended by this Schedule 13D/A, the original Schedule 13D, as amended by Amendment No. 1, remains in full force and effect.
Item 1.	Security and Issuer

Item 1 is hereby amended and replaced in its entirety with the following:

The class of equity security to which this statement relates is Common Stock, no par value per share (the “Common Shares”) of Cott Corporation, a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 207 Queen’s Quay West, Suite 340, Toronto, Ontario, M5J 1A7.

Item 2.	Identity and Background
Items 2 (a) - (c) and (f) are hereby amended and replaced in their entirety with the following:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership (“Equity Fund”), (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership (“Foreign Fund”), (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership (“Foreign Fund B”), (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company (“Advisors”), (5) THL Coinvestors III-A, LLC, a Massachusetts limited liability company (“Coinvestors A”), (6) THL Coinvestors III-B, LLC, a Massachusetts limited liability company (“Coinvestors B”), (7) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership (“Charitable Investment”), (8) Thomas H. Lee, a United States citizen, (9) PaineWebber Capital, Inc., a Delaware corporation (“PWC”), (10) PW Partners 1997, L.P., a Delaware limited partnership (“PW 1997”), and (11) PW Partners 1997.

The address of each of PWC, PW 1997 and PW Partners is c/o PaineWebber Incorporated, Investment Banking Division, 1285 Avenue of the Americas, New York, New York 10019.
The address of each of the other Reporting Persons is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

Each of Equity Fund, Foreign Fund, Foreign Fund B, Coinvestors A, Coinvestors B and Charitable Investment is principally engaged in the business of investment in securities. Advisors is principally engaged in the business of serving as general partner of Equity Fund, Foreign Fund and Foreign Fund B. Thomas H. Lee is the general partner of Charitable Investment and the Managing Member of Advisors, Coinvestors A and Coinvestors B and is principally engaged in the business of investment in securities.

Each of PWC and PW 1997 is principally engaged in the business of investment in securities. PW Partners is principally engaged in the business of serving as general partner of PW 1997.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and replaced in its entirety with the following:

The THL Entities entered into the agreements discussed below (collectively, the “Agreements”) to purchase the Common Shares, Convertible Participating Voting Second Series Preferred Shares, Series 1 (the “Preferred Shares”) and options to purchase Common Shares (the “Options”) for general investment purposes. Foreign Fund B acquired its Common Shares, Preferred Shares, and Options pursuant to internal transfers from Equity Fund and Foreign Fund and became a party to the Agreements in July 1999. The THL Entities retain the right to change their investment intent. Subject to market conditions and other factors, the THL Entities may decide to acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On June 12, 1998, the Issuer and the THL Entities entered into a Subscription Agreement (the "Subscription Agreement"), pursuant to which the THL Entities purchased an aggregate of 4,000,000 Preferred Shares.

On June 12, 1998, the THL Entities entered into a Share Purchase and Option Agreement (the “Share and Option Agreement”) with Granite LB Limited, a Canadian corporation (“Granite”), Granite Holdings, Inc. (formerly Stollark Investment Ltd.) a Canadian corporation (“Granite 95”), 151797 Canada Inc., a Canadian corporation (“151797 Canada”), 151793 Canada Inc., a Canadian corporation (“151793 Canada”) and Penbro Limited Partnership, pursuant to which the THL Entities purchased 10,000,000 Common Shares and Options to purchase 5,000,000 Common Shares.

Pursuant to the Certificate of Amendment to the Articles of Incorporation of the Issuer (the “Certificate of Amendment”) filed July 7, 1998, at any time after the date of issuance, the Preferred Shares held by all Reporting Persons were convertible, in the aggregate, initially into 4,000,000 Common Shares of the Issuer. The conversion rate, which determines into how many Common Shares the Preferred Shares are convertible, adjusts based on the elapse of time and subject to anti-dilution provisions. By June 1, 2002, each Preferred Share was convertible into 1.5716129 shares of Common Stock of the Issuer. The Preferred Shares are entitled to dividends payable in additional Preferred Shares as provided in the Certificate of Amendment.

On July 7, 1998, the THL Entities entered into a Voting Agreement (the “Voting Agreement”) with Granite, Granite 95, 151797 Canada and 151793 Canada (collectively, the “Family Shareholders”), pursuant to which the Family Shareholders agreed to vote the 7,422,000 Common Shares owned by them as directed by the THL Entities.  The Voting Agreement was terminated, by its terms, in June 2002.

On July 7, 1998, PWC and PW 1997 entered into a Stockholders’ Agreement (“Stockholders’ Agreement”) with the other THL Entities pursuant to which PWC and PW 1997 agreed to vote the 500,000 Common Shares and 200,000 Preferred Shares owned by them as directed by Advisors.

On November 3, 1999, Thomas H. Lee Company, on its own behalf and on behalf of the THL Entities, entered into a letter agreement with the Issuer (the “Letter Agreement”) pursuant to which Thomas H. Lee Company granted the Chairman of the Board of the Issuer a proxy to vote that number of voting shares of the Issuer to ensure that at no time will the THL Entities have voting rights in respect of more than 35% of the outstanding voting shares of the Issuer calculated on a fully diluted basis. Thomas H. Lee Company, on its own behalf and on behalf of the THL Entities, also agreed not to exercise any options to acquire additional common shares of the Issuer if, after giving effect to such exercise, the THL Entities would have the power to vote or hold more than 35% of the outstanding voting shares of the Corporation, calculated on a fully diluted basis.

The Subscription Agreement, the Share and Option Purchase Agreement, the Letter Agreement, the Voting Agreement, the Stockholders’ Agreement and the Certificate of Amendment discussed in this Item 4 are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing descriptions of such documents are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.	Interest in Securities of the Issuer
Items 5(a) and (b) are hereby amended and replaced in their entirety with the following:

In June 2002, each of Equity Fund, Foreign Fund, Foreign Fund B, Coinvestors A, Coinvestors B, Charitable Investment, PWC and PW1997 converted all of the Preferred Shares held by each such entity (the “Conversion”).  In July 2002, these entities completed the exercise of all Options held by each such entity for an exercise price of $9.00 per share (the “Exercise”).

By virtue of the Subscription Agreement, the Share and Option Purchase Agreement, the Stockholders’ Agreement, the Letter Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the members of the group as a whole. As of February 18, 2004, the Reporting Persons beneficially owned in the aggregate 12,722,130 Common Shares, representing approximately 18.1% of the 70,162,093 shares of Common Stock of the Issuer outstanding as of October 31, 2003 (the "Outstanding Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Shares held by any other members of such group except: (1) Advisors does not disclaim beneficial ownership of the Common Shares held by Equity Fund, Foreign Fund or Foreign Fund B to the extent of its pecuniary interest therein, and (2) Thomas H. Lee does not disclaim beneficial ownership of the Common Shares held by Advisors, Charitable Investment, Coinvestors A or Coinvestors B to the extent of its pecuniary interest therein.

Charitable Investment, Coinvestors A and Coinvestors B acquired their Common Shares, Preferred Shares and Options as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements require that such entities hold and sell their Common Shares, Preferred Shares and Options on a pro rata basis with the Equity Fund, Foreign Fund and Foreign Fund B.

Equity Fund has obtained direct beneficial ownership of 10,753,707 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing approximately 15.3% of the Outstanding Shares. Equity Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares.

Foreign Fund has obtained direct beneficial ownership of 372,483 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing less than 1% of the Outstanding Shares. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares.

Foreign Fund B has obtained direct beneficial ownership of 1,064,686 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing approximately 1.5% of the Outstanding Shares. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares.

Advisors, as sole general partner of Equity Fund, Foreign Fund, and Foreign Fund B may be deemed to share voting and dispositive power with respect to 12,173,058 of Common Shares owned directly by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 17.3% of the Outstanding Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares held by Equity Fund, Foreign Fund and Foreign Fund B.

Charitable Investment has obtained direct beneficial ownership of 70,064 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing less than 1% of the Outstanding Shares. Charitable Investment may be deemed to share with its General Partner, Thomas H. Lee, voting and dispositive power with respect to such Common Shares.

Coinvestors A has obtained direct beneficial ownership of 187,825 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing less than 1% of the Outstanding Shares. Coinvestors A may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares.

Coinvestors B has obtained direct beneficial ownership of 291,183 of Common Shares pursuant to the Share and Option Agreement and the subsequent Conversion and Exercise, representing less than 1% of the Outstanding Shares. Coinvestors B may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares.

Thomas H. Lee, as General Director of Advisors, General Partner of Charitable Investment, and Managing Member of Coinvestors A and Coinvestors B, may be deemed to share voting and dispositive power with respect to 12,722,130 of Common Shares beneficially owned by such entities, which represents approximately 18.1% of the Outstanding Shares. The filing of this Schedule 13D by Thomas H. Lee shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by such entities.

Item 5(c)

On December 17, 2003, the following reporting persons sold, in the aggregate, 7,500,000 shares of the Issuer’s common stock for $25.25 per share, pursuant to a secondary offering of the Issuer’s common stock underwritten by BMO Nesbitt Burns Inc. and CIBC World Markets Inc.  The actual number of shares sold by each reporting person was as follows:

Thomas H. Lee Equity Fund IV, L.P.	6,339,567 shares
Thomas H. Lee Foreign Fund IV, L.P.	219,588 shares
Thomas H. Lee Foreign Fund IV-B, L.P.	617,153 shares
THL Coinvestors III-A, LLC	110,727 shares
THL Coinvestors III-B, LLC	171,660 shares
Thomas H. Lee Charitable Investment Limited Partnership	41,305 shares

Since December 17, 2003, PWC has sold, in the aggregate, 580,588 shares of the Issuer’s common stock at a weighted average price per share of $27.94.

Since December 17, 2003, PW 1997 has sold, in the aggregate, 483,735 shares of the Issuer’s common stock at a weighted average price per share of $27.94.

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Amendment No. 2 to Schedule 13D with respect to such person is true, complete and correct.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument as of this 19 day of February 2004.

THOMAS H. LEE EQUITY FUND IV, L.P.

By:	THL Equity Advisors IV, LLC, its General Partner

By:	/s/ C. Hunter Boll
	Name:	C. Hunter Boll
	Title:	Managing Director

THL EQUITY ADVISORS IV, LLC

By:	/s/ C. Hunter Boll
	Name:	C. Hunter Boll
	Title:	Managing Director

Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H. Lee Charitable Investment Limited Partnership, Thomas H. Lee, THL-Coinvestors III-A, LLC, THL-Coinvestors III-B, LLC, PaineWebber Capital, Inc., PW Partners 1997, L.P. and PW Partners 1997, Inc.

C. Hunter Boll, Attorney-in-fact for the above-named parties

/s/ C. Hunter Boll
Signature

C. Hunter Boll/Attorney-in-fact
Name/Title